November 1, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc. (the “Company”)

Registration Statement on Form S-1

Filed August 31, 2007

File No. 333-145818

Form 10-K for the fiscal year ended December 31, 2006

Filed March 29, 2007

Form 10-Q for the quarter ended June 30, 2007

File No. 1-8497

Ladies and Gentlemen:

ITC^DeltaCom, Inc. (the “Company”) hereby submits its supplemental responses to the Commission staff’s comments on the reviewed filings contained in the staff’s letter to the Company dated October 23, 2007. The Company has responded to all of the staff’s comments. The Company’s responses to the staff’s comments are set forth below, with each response below numbered to correspond to the numbered comment in the staff’s letter.

Form S-1 filed August 31, 2007

1. Refer to response 4 in your letter dated October 15, 2007. We note that you determined the $3.03 subscription price and the price per share of all stock transactions effected in connection with the recapitalization transaction based on a negotiated definitive commitment rather than the trading price of your common stock. We also note that you desire to give your minority stockholders the same opportunity to purchase shares for $3.03 through the rights offering. However, it is still unclear to us why you believe that is it appropriate to utilize the $3.03 value in recording the transactions with your majority stockholders rather than the fair market value of your common stock as measured by the trading price. Tell us the accounting literature that you relied upon to account for the transaction at the $3.03 value rather than recording a special distribution to your majority shareholders at the time you effected the stock transactions.

Securities and Exchange Commission

November 1, 2007

For the reasons set forth in its letter to the staff dated October 15, 2007, the Company believes that its proposed accounting treatment for the sale of $21 million of common stock to its majority stockholder in connection with the recapitalization transactions is appropriate. However, to address the staff’s concern expressed in this comment, the Company agrees to utilize the $8.50 market value of its common stock as measured by the trading price in recording the sale and to record a special distribution to its majority stockholder. The Company undertakes to comply with this comment by applying this accounting treatment in the pro forma financial information, including its unaudited pro forma condensed consolidated balance sheet, contained in its reviewed registration statement on Form S-1 in the next pre-effective amendment to the Form S-1 and in the financial statements to be included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, which is the fiscal period in which the transactions were completed and for which the Company’s financial statements are required to reflect the effects of the transactions.

Unaudited Pro Forma Financial Information, page 31

2. Refer to responses 5 and 6. We note that you had a deficit in stockholders’ equity and losses in several years prior to the recapitalization and refinancing. Tell us the basis for your conclusion that you believed you would have adequate liquidity to continue your indebtedness until the principal matured in 2009.

As discussed under “Liquidity and Capital Resources” in MD&A in the reviewed reports on Form 10-Q and Form 10-K, the Company believed that, based on its available sources of liquidity and its current business plan, it would have had adequate liquidity to service its indebtedness and to meet its other cash needs until the Company would have been required to refinance a substantial portion of its indebtedness before the maturity of such indebtedness beginning in July 2009.

The Company had structured most of its prior indebtedness (consisting of the indebtedness that was either refinanced or retired on July 31, 2007) to provide that there would be no scheduled payments of principal before the maturity dates of such indebtedness. Immediately before the recapitalization and refinancing transactions completed on July 31, 2007, the Company had approximately $373.5 million principal amount of total indebtedness. Of this amount, approximately $349.5 million principal amount of indebtedness, or approximately 93% of the Company’s total indebtedness, consisted of borrowings outstanding under (1) the Company’s first lien, senior secured notes, all which were payable at maturity on July 26, 2009, (2) the Company’s second lien credit facility, all of which were payable at maturity on August 26, 2009, and (3) the Company’s third lien, senior secured notes, all of which were payable at maturity on September 26, 2009. In addition, the agreements for this indebtedness provided that, at its option, the Company could pay a portion of the scheduled interest payments in payment-in-kind (“PIK”) interest instead of in cash. The effect of these payment terms was to eliminate, for the entire four-year period before the earliest maturity date of such indebtedness, all cash debt service requirements related to these obligations except for the portion of quarterly interest payments required to be made in cash.

Securities and Exchange Commission

November 1, 2007

The Company believes that the deficit in stockholders’ equity and losses were not indicative of the Company’s ability to meet its forecasted short-term and intermediate-term liquidity requirements, including debt service, before it completed the recapitalization and refinancing transactions.

Over the two and one-half years since the restructuring of its senor secured indebtedness in March 2005, the Company has maintained strong cash positions and customer and creditor relationships that have demonstrated its ability to manage its liquidity and other assets sufficient to meet its payment obligations and comply with covenants under its indebtedness. The Company operates under a business plan that it continually reviews against operating trends and metrics of the business. One of the management’s primary objectives in developing its business plan is to operate the business with a primary focus on the Company’s short-term and long-term liquidity needs. The business plan provides the framework for management to monitor, evaluate and adjust the Company’s operations to respond to changes in the competitive environment and other operating conditions.

A substantial portion of the Company’s deficit in stockholders’ deficit and losses in the past several years resulted from previous investments in network infrastructure. These investments have provided benefits in the form of improved operating performance and in a reduction in investments required for future periods. The results of previous investments were reflected in a steady improvement in the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”), which increased by 16% from the three months ended June 30, 2006 to the three months ended June 30, 2007. Stronger cash flow generation had enhanced the Company’s debt service capacity before it initiated the recapitalization and refinancing transactions to exploit favorable market conditions for syndicated term loan debt.

3. We also note that your effective interest rate declined and that this, in addition to your deficit stockholders’ equity and history of losses may meet criteria for a troubled debt restructuring pursuant to FAS 15. Please tell us how you determined your effective interest rate of the debt both before and after the recapitalization. Please also provide an analysis of each of the parties subject to the recapitalization and refinancing both before and after the transactions, focusing on what the effective rate would have been if the loss on extinguishment, which consisted primarily of the value of stock issued using the market value of $8.50 per share in excess of the principal amount of the debt, was included as a financing cost.

As disclosed in the Form S-1, the Company determined the effective interest rate of the debt outstanding before the recapitalization and refinancing to be the annual interest payable on the debt, using as financing costs (1) the combined base rate of

Securities and Exchange Commission

November 1, 2007

interest, (2) the LIBOR rate of interest as of the date of the recapitalization and (3) the payment-in-kind rate of interest and debt discount associated with the debt which was repaid, compared to the principal balance outstanding on all long-term debt.

For purposes of disclosure in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007, the Company determined the effective interest rate of the debt outstanding after the recapitalization and refinancing to be the annual interest payable on the debt, using as financing costs (1) the combined base rate of interest, (2) the LIBOR rate of interest as in effect for each of the applicable LIBOR periods within the year beginning January 1, 2006 for purposes of the December 31, 2006 pro forma statements, and within the six months beginning January 1, 2007 for purposes of the June 30, 2007 pro forma statements, and (3) debt discount associated with the new debt, compared to the principal balance outstanding on all long-term debt as of the date of the refinancing.

The table on the following page provides an analysis of each of the parties subject to the recapitalization and refinancing both before and after the transactions.

Securities and Exchange Commission

November 1, 2007

Debt Holder	Principal Balance at June 30, 2007	Base Rate	Libor Rate	Payment-in-Kind Rate	Principal Balance After Recapitalization and Refinancing
Before recapitalization and refinancing:
First lien, senior secured notes due July 2009
Credit Suisse International	$3,077,924	8.00%	5.38%	0.50%	$—
TCP Managed Investment Funds (a)	51,278,792	8.00%	5.38%	0.50%	—
Other Parties Not Related to the Company (b)	181,877,966	8.00%	5.38%	0.50%	—

Total – First Lien	236,234,682

Second lien secured credit facility due August 2009
TCP Managed Investment Funds (a)	15,991,533	7.75%	5.38%	0.75%	—
Other Parties Not Related to the Company (b)	40,548,528	7.75%	5.38%	0.75%	—

Total – Second Lien	56,540,061

Third lien, senior secured notes due September 2009
Welsh Carson Securityholders (c)	22,932,341	7.50%	5.38%	4.50%	—
TCP Managed Investment Funds (a)	25,079,249	7.50%	5.38%	4.50%	—
Other Parties Not Related to the Company (b)	8,015,112	7.50%	5.38%	4.50%	—

Total – Third Lien	56,026,702

Senior unsecured notes due Sept. 2007	18,525,000	10.50%			—

Unsecured vendor notes	4,326,841	10.00%			—

Capital leases	1,402,015	13.76%			—

As of June 30, 2007	$373,055,301				—

After recapitalization and refinancing:
First lien term loan facility due July 31, 2013
Credit Suisse Securities (USA) LLC (d)		4.00%	5.38%		$230,000,000

Second lien credit facility due July 31, 2014
TCP Managed Investment Funds (a)		7.50%	5.38%		75,000,000

Capital leases		8.72%			62,899

					$305,062,899

(a)	“TCP Managed Investment Funds” are private investment funds managed by Tennenbaum Capital Partners LLC (“TCP”). At the time of the refinancing and recapitalization transactions, the TCP funds did not own any capital stock of the Company and, accordingly, were not stockholders of the Company. Nor did the TCP funds hold any other voting securities of the Company. The Series D warrants constituted the only equity securities of the Company held by the TCP funds as of July 31, 2007. Those warrants, which first became exercisable on June 30, 2007, represented only the right, upon exercise, to acquire the Company’s common stock or Series C preferred stock. None of such warrants was exercised prior to their cancellation in the recapitalization.

Securities and Exchange Commission

November 1, 2007

(b)	Other parties not related to the Company include the following:

(i)	in the case of the first lien notes, 33 parties holding principal amounts of debt ranging from approximately $445,000 to $41 million per lender;

(ii)	in the case of the second lien credit facility, seven parties holding principal amounts of debt ranging from approximately $1 million to $11 million per lender; and

(iii)	in the case of the third lien notes, nine parties holding principal amounts of debt ranging from approximately $74,000 to $3.3 million per lender.

(c)	The Welsh Carson securityholders consist of investment funds, and affiliates and associates of such investment funds, that constitute Welsh, Carson, Anderson & Stowe, a private equity firm. Both before and after the transactions, the Welsh Carson securityholders, as a group, beneficially owned capital stock of the Company representing a majority of the Company’s voting power.

(d)	Credit Suisse Securities (USA) LLC and Credit Suisse, Cayman Islands Branch (collectively with their affiliates, “Credit Suisse”) entered into a commitment to the Company to extend, and Credit Suisse did extend on July 31, 2007, all $230 million principal amount of the first lien term loan facility due July 31, 2013. Credit Suisse subsequently syndicated a portion of the facility to other lenders, including TCP Managed Investment Funds.

The Company solicited proposals for the sale of its first lien debt, and received multiple expressions of interest from leading financial institutions, which generally were all more favorable with respect to interest rates and other terms than the interest rates and terms applicable to the Company’s existing first lien debt. The pricing of the new second lien debt was a function of the market interest rates, because this debt was priced at a spread over the market-based rate for the new first lien debt. As noted in the Company’s October 15 letter to the staff, the new interest rate reflected second lien pricing based on a risk premium above the first lien market rate due to the second lien priority position with respect to the collateral pool. The Company negotiated firm commitments for its first lien term loan with Credit Suisse and for its second lien term loan with TCP Managed Investment Funds.

SFAS 15 provides that a troubled debt restructuring is not involved if a creditor reduces the effective interest rate on debt primarily to reflect a decrease in market interest rates in general or a decrease in the risk so as to maintain a relationship with a debtor that can readily obtain funds from other sources at the current market interest rate, or if the debtor issues new marketable debt having an effective interest rate based on its market price that is at or near the current market interest rates of debt with similar maturity dates and stated interest rates issued by nontroubled debtors. SFAS 15 also provides that a troubled debt restructuring is not involved

Securities and Exchange Commission

November 1, 2007

when, as in the case of the Company’s refinancing and restructuring transactions completed on July 31, 2007, the fair value of cash and/or equity interest accepted by the obligor’s previous creditors was in full satisfaction of the obligor’s carrying amount of the obligations.

The Company believes that the foregoing analysis of the parties (creditors) subject to the recapitalization and refinancing as well as the terms of the extinguished debt and the new debt indicate that the transactions did not involve a troubled debt restructuring, and, based on the foregoing guidance, believes that it is appropriate to account for the repayment of the first lien debt that was due July 2009, the repayment of the second lien debt that was due August 2009 and the repayment of the third lien debt that was due September 2009 as extinguishments of such debt. Consistent with EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, the loss on extinguishment, consisting primarily of the value of stock issued using the market value of $8.50 per share in excess of the principal amount of the debt, is excluded from the financing cost of the replacement debt. EITF Issue No. 96-19 specifically indicates as follows: “If the exchange or modification is to be accounted for as a debt extinguishment, then the fair value of (cash and non-cash) consideration is to be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized, and only if the exchange or modification is not to be accounted for as a debt extinguishment, is such consideration to be associated with the replacement or modified debt instrument.”

4. Please also tell us how you evaluated whether the transactions were modifications or exchanges using the guidance in EITF 96-19 in your response. Tell us whether the instruments have substantially different terms and how you came to that conclusion, including computations of the changes in the present value of cash flows. Also address the first Implementation Guideline in EITF 96-19, which states that contemporaneous exchanges of cash between debtor and creditor should only be accounted for as debt extinguishments if the debt instruments have substantially different terms.

First Lien and Third Lien Debt. In applying the guidance in EITF 96-19, the Company evaluated whether each of the original and replacement instruments have substantially different terms. The Company concluded that the following transactions did not result in a modification or exchange of debt instruments and should be accounted for as debt extinguishments:

•

the repayment by cash of the Company’s $236 million first lien debt on July 31, 2007, which was due July 2009 and which involved a contemporaneous exchange of $3 million of cash for debt repaid to the same creditor (Credit Suisse) that extended the $230 million replacement first lien debt due July 31, 2013; and

Securities and Exchange Commission

November 1, 2007

•	the repayment of the $56 million of third lien notes on July 31, 2007 through exchange for common stock and cash.

The Company based its conclusion with regard to (1) the first lien instruments, upon the fact that only 1% of the funds extended under the replacement instrument were involved in a contemporaneous exchange, and (2) the third lien transaction, upon the fact that the transaction included no replacement debt instrument.

Second Lien Debt. The Company also applied the guidance in EITF 96-19 in accounting for the repayment on July 31, 2007 of the Company’s second lien credit facility that was due August 2009. Of the borrowings outstanding under the facility, approximately $16 million in principal amount was held by TCP Managed Investment Funds and the remaining approximately $40.5 million was held by seven other parties not related to the Company. None of the seven unrelated parties extended any of the debt issued as a part of the refinancing. TCP Managed Investment Funds extended all $75 million of the second lien credit facility issued in the refinancing. The first Implementation Guideline in EITF 96-19, states that “transactions involving contemporaneous exchanges of cash between the same debtor and creditor in connection with the issuance of a new debt obligation and satisfaction of an existing debt obligation by the debtor would only be accounted for as debt extinguishments if the debt instruments have substantially different terms, as defined in this Issue.” “Substantially different terms” are deemed to exist if any of three specified conditions are met. One of these conditions is met when the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. In computing the changes in the present value of cash flows under the second lien instrument, the Company (1) included all cash flows specified by the terms of the new debt instrument plus amounts paid by the Company to the creditor as part of the exchange, (2) used the variable LIBOR rate in effect at the date of exchange to calculate the cash flows of the variable rate instruments, (3) performed separate cash flow analyses with regard to call options of the new and original debt instruments utilizing the assumption that generated the smaller change in evaluating the 10 percent threshold, and (4) used the effective interest rate for accounting purposes of the original debt instrument to calculate the present value of the cash flows.

Based on the forgoing analysis, the Company determined that (a) the present value of the cash flows under the terms of the new second lien credit facility, which is held by TCP Managed Investment Funds, is substantially more than 10 percent different from the present value of the remaining cash flows under the terms of the portion of the original second lien instrument formerly held by TCP Managed Investment Funds, and, further, that (b) the present value of the cash flows under the terms of the new second lien credit facility is substantially more than 10 percent different from the present value of the remaining cash flows under the terms of the original second lien instruments held by all parties. As a result, the Company concluded that the new second lien debt instrument and the original second

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November 1, 2007

lien debt instrument have substantially different terms as defined by EITF 96-19. Accordingly, consistent with EITF 96-19, the Company will account for the repayment of its original second lien debt as an extinguishment of that debt.

Form 10-K— December 31, 2006

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Customer Acquisition Costs, page F-11

5. Refer to your response to comment 9. Please tell us whether the customer will continue to benefit from the payment of the up-front fee after the initial contractual term, that is, whether subsequent renewals are priced at a bargain to the initial up-front fee. Please see SAB Topic 13(a)(3)(f) footnote 39 for guidance.

The Company has not charged its customers any “up-front fees” for installation or related services. The Company amortizes installation and acquisition costs incurred by the Company over the two-year average initial customer contract periods. The subsequent contract renewal periods are not considered in the amortization period.

6. Also, please tell us the balance sheet line item that includes $26.6 million of deferred customer installation costs at December 31, 2006 and revise your disclosure to clarify.

Deferred customer acquisition costs at December 31, 2006 are included in the balance sheet line item “Property, Plant and Equipment.” Note 2 – Summary of Significant Accounting Policies describes the Company’s accounting policies concerning customer acquisition costs, which include installation costs incurred by the Company.

The last sentence of that paragraph discloses that “Customer installation and acquisition costs are amortized on a straight-line basis over the two-year average term of the customer contracts, consistent with the corresponding deferred revenue earned under the contracts.” This disclosure indicates that the Company recognizes the amortized costs over the same period in which it recognizes the revenue from the contracts.

Securities and Exchange Commission

November 1, 2007

The Company believes that the foregoing disclosures are sufficient as to cause the foregoing financial statements to not be misleading and, accordingly, does not propose additional disclosure for inclusion in an amendment to the reviewed Form 10-K. To address the staff’s concern expressed in this comment, however, the Company undertakes to comply with this comment in its Annual Report on Form 10-K to be filed for the year ending December 31, 2007 and subsequent filings by expanding the last sentence of the first paragraph of its Note on Property, Plant and Equipment to read as follows (revised disclosure noted in italics):

Depreciation and amortization of property, plant and equipment is provided using the straight-line method over the following estimate useful lives:

Years
Buildings and towers	33 to 40
Fiber optic network	12 to 20
Furniture, fixtures and office equipment	5 to 10
Transmission equipment, electronics and other	2 to 10
Vehicles	3 to 5
Computer hardware and software	3 to 5
Customer installation and acquisition costs	2

Note 10: Other Equity Interests, page F-27

7. Refer to response 13. We note in your response that the Series C Preferred Stock does not fall within the scope of FAS 150 because it is conditionally redeemable. However, the Series D warrants appear to fall within the scope of FAS 150, as clarified by the guidance in paragraph 7 of FSP 150-5, even though there is a possibility of the Series D warrants being exercised for Series C Preferred Stock. Therefore, it appears that the Series D warrants should be accounted for using the guidance in FAS 150 and would be recorded as a liability. Please revise or advise.

The Company does not believe that guidance in FAS 150 provides that financial instruments with the characteristics of the Series D warrants should be recorded as a liability, for the following reasons:

•	the Company had no obligation to deliver cash to settle the Series D warrants;

•	all of the warrant holders had the right to elect to exercise the Series D warrants solely to purchase shares of common stock; and

•

the Company had no obligation to buy back the warrants from the holders, and the holders had no right to “put” the warrants back to the Company, as would be the case with warrants having a “put” feature.

Once they first became exercisable on June 30, 2007, the Series D warrants could have been exercised at the holder’s option to purchase either shares of common stock or shares of Series C preferred stock. Accordingly, all of the warrant holders could have elected to exercise the warrants solely for shares of common stock.

Securities and Exchange Commission

November 1, 2007

The Company believes that the guidance in paragraph 7 of FSP 150-5 specifically excludes the Series D warrants from the scope of FAS 150 because (1) the Series D warrants were not exercisable for shares which could have been “put” back to the Company for cash or other assets and (2) the Series D warrants were not classifiable as “a warrant for mandatorily redeemable shares.” Paragraph 7 clarifies that “a warrant for mandatorily redeemable shares also conditionally obligates the issuer to ultimately transfer assets – the obligation is conditioned only on the warrant’s being exercised because the shares will be redeemed,” and further that in “footnote 3 it is clear that a warrant for mandatorily redeemable shares would be a liability under Statement 150.” Paragraph 9 of FAS 150 specifies that “A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” (emphasis supplied) For the reasons set forth in the Company’s letter to the staff dated October 15, 2007, no shares of the Company’s Series C preferred stock would have constituted mandatorily redeemable shares if any holder of Series D warrants would have elected to purchase such shares. Because, as explained in the Company’s letter, the Series C preferred stock upon issuance would have constituted conditionally redeemable preferred stock, the Company believes that it properly concluded, consistent with the guidance cited by the staff, that the Series D warrants should not be recorded as a liability.

Form 10-Q— June 30, 2007

8. Please provide disclosure of the amount of incremental compensation costs in the Form S-l or a Form 10-Q or 10-Q/A prior to effectiveness.

The Company will comply with this comment by adding the requested disclosure in the next pre-effective amendment to the Form S-1. In response to the staff’s comment, the Company proposes to amend the disclosures under “Recapitalization Transactions–Equity Grants” in the Form S-1 by adding the following new disclosure at the end of the existing paragraph:

Approximately 945,000 of the common stock units represent the 60% of the amended awards that vest over a period of 36 months, which began in the three months ended March 31, 2005. Accordingly, the Company will apply provisions of SFAS No. 123R regarding exchanges of share instruments in conjunction with equity restructurings and will recognize $2.4 million of non-cash stock-based compensation in the three months ending September 30, 2007.

*    *    *    *    *

Securities and Exchange Commission

November 1, 2007

If the staff would like additional information, or if the staff has any questions or comments with respect to the foregoing matters, please contact the undersigned at telephone number 256-382-3827.

Very truly yours,

/s/ Richard E. Fish, Jr.

Richard E. Fish, Jr.
Chief Financial Officer

cc:	BDO Seidman, LLP

Hogan & Hartson L.L.P.